Hydro One reports third quarter results

TORONTO, November 10, 2026 - Hydro One Limited (Hydro One or the Company) today announced its financial and operating results for the third quarter ended September 30, 2026.
Third Quarter Highlights
•Third quarter basic earnings per share (EPS) of $0.69 compares to EPS of $0.70 for the same period in 2025. Year-to-date EPS of $1.96 compares to EPS of $1.84 for the same period in 2025.
•The change in the third quarter EPS was largely due to higher operation, maintenance and administration (OM&A) costs, higher depreciation, amortization and asset removal costs, and higher interest on long-term debt, partially offset by increased revenues from Ontario Energy Board (OEB)-approved rates, and higher peak demand.
•On October 7, 2026, Hydro One Networks Inc. submitted its 2028-2032 Joint Rate Application to the OEB with a proposed approximately $37 billion investment plan, inclusive of OM&A, for its transmission and distribution systems. The company also updated its future capital investment disclosures for the 2028-2032 period to align with the filing.
•Hydro One filed a leave-to-construct application with the OEB for the North Shore Link transmission line project.
•Hydro One successfully energized the new Etobicoke Greenway transmission line, adding capacity and strengthening reliability in Toronto and the western Greater Toronto Area.
•Hydro One employees donated generously during our annual Power to Give Month campaign, raising more than $2 million for Canadian causes that they selected. These funds are made up of employee donations that were matched by Hydro One. Employees also tracked more than 7,400 volunteer hours that were dedicated to local causes in their communities.
•Hydro One was recognized as one of the world’s most trustworthy companies for 2026 by Newsweek Magazine.
•The Company's capital investments and in-service additions for the quarter were $1,084 million and $658 million, respectively, compared to $779 million and $577 million in the third quarter of 2025.
•A quarterly dividend of $0.3531 per share was declared, payable on December 31, 2026, to shareholders of record on December 9, 2026.

“Ontario’s growth depends on a strong, reliable electricity system. Our 2028-2032 investment plan positions Hydro One to meet rising demand while enabling the communities, businesses and industries that will drive Ontario’s next chapter of growth,” said Megan Telford, President and Chief Executive Officer of Hydro One. “The investments we make today will strengthen the grid, enhance its resilience and security, and help ensure Ontario has the energy infrastructure it needs to grow and compete for decades to come.”

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Selected Consolidated Financial and Operating Highlights

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars, except as otherwise noted)	2026	2025	2026	2025

Revenues	2,491	2,299	7,441	6,773
Purchased power	1,204	1,080	3,699	3,199
Revenues, net of purchased power[1]	1,287	1,219	3,742	3,574
Net income attributable to common shareholders	413	421	1,174	1,106

Basic EPS	$0.69	$0.70	$1.96	$1.84
Diluted EPS	$0.68	$0.70	$1.95	$1.84

Net cash from operating activities	892	713	1,972	1,828
Capital investments	1,084	779	2,611	2,427
Assets placed in-service	658	577	1,786	1,591

Transmission: Average monthly Ontario 60-minute peak demand (MW)	23,734	23,080	22,005	21,699
Distribution: Electricity distributed to Hydro One customers (GWh)	8,136	7,937	25,371	24,492
1 “Revenues, net of purchased power” is a non-generally accepted accounting principles (GAAP) financial measure. Non-GAAP financial measures do not have a standardized meaning under United States (U.S.) GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
Key Financial Highlights
2026 Third Quarter Highlights
The Company reported net income attributable to common shareholders of $413 million during the quarter, compared to $421 million in the same period of 2025. This resulted in EPS of $0.69, compared to EPS of $0.70 during the same period in the prior year.
Revenues of $2,491 million for the third quarter were $192 million higher than revenues for the third quarter of 2025. Revenues, net of purchased power1 of $1,287 million for the third quarter were $68 million higher than revenues, net of purchased power1 for the third quarter of 2025. The increase is mainly attributable to higher revenues resulting from OEB-approved 2026 rates as well as higher average monthly peak demand.
OM&A costs in the third quarter of 2026 were higher than the prior year, mainly attributable to higher work program expenditures, including station maintenance and vegetation management.
Depreciation, amortization and asset removal costs for the third quarter of 2026 were higher than the prior year mainly due to higher asset removal costs resulting from a higher volume of storm restoration activities, and higher depreciation expense due to growth in capital assets.
Financing charges in the third quarter of 2026 were higher than the prior year primarily due to an increase in outstanding long-term debt, partially offset by a lower average volume of short-term notes outstanding.
Income tax expense for the third quarter of 2026 was in-line with the prior year.
Hydro One continues to invest in the reliability and performance of Ontario’s electricity transmission and distribution systems by addressing aging power system infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers. The Company made capital investments of approximately $1,084 million during the third quarter of 2026 and placed approximately $658 million of new assets in-service.

1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.

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Selected Operating Highlights
Subsequent to quarter end, Hydro One jointly filed rate applications for its Hydro One Networks Inc. Transmission and Distribution businesses with the OEB for the 2028 to 2032 period. The rate application proposed capital expenditures of approximately $16.7 billion for the transmission business and approximately $10.8 billion for the distribution business. The application also included a proposal for approximately $192 million of capital expenditures for its Sault Ste. Marie Limited Partnership for the same period.
Hydro One filed a leave-to-construct application with the OEB for North Shore Link transmission line, a new 105 kilometre, 230-kilovolt transmission line connecting Mississagi Transformer Station near Wharncliffe to the Third Line Transformer Station in Sault Ste. Marie. As part of the project, upgrades to the Mississagi and Third Line Transformer Stations will be carried out, in addition to expansion of the nearby Algoma Transformer Station, to meet system requirements. The approximately $1.3 billion investment is expected to strengthen the connection between the northeast and northwest and improve the resiliency of the northern transmission system. The line is expected to be in service in 2029.
Hydro One energized its Etobicoke Greenway transmission line, a new approximately six-kilometre, 230-kilovolt transmission line between Richview Transformer Station and the Manby Transformer Station in Etobicoke. The line will add approximately 300 megawatts of capacity to the region, enough to power all the homes in Etobicoke, twice. This additional capacity is expected to help meet growing electricity demand and strengthen power reliability across Toronto and the western Greater Toronto Area.
Common Share Dividends
On November 9, 2026, the Company declared a quarterly cash dividend to common shareholders of $0.3531 per share to be paid on December 31, 2026 to shareholders of record on December 9, 2026. Unless indicated otherwise, all common share dividends paid by Hydro One Limited to shareholders are designated as “eligible” dividends for the purpose of the Income Tax Act (Canada) and any similar provincial legislation. Such quarterly dividends, unless and until changed, are only payable as and when declared by Hydro One Limited’s Board of Directors and there is no entitlement to any dividend prior thereto.

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Supplemental Segment Information

	Three months ended September 30		Nine months ended September 30
(millions of Canadian dollars)	2026	2025	2026	2025

Revenues
Transmission	732	680	2,063	1,938
Distribution	1,742	1,605	5,331	4,800
Other	17	14	47	35
Total revenues	2,491	2,299	7,441	6,773

Revenues, net of purchased power[1]
Transmission	732	680	2,063	1,938
Distribution	538	525	1,632	1,601
Other	17	14	47	35
Total revenues, net of purchased power[1]	1,287	1,219	3,742	3,574

Operation, maintenance and administration costs
Transmission	130	109	398	367
Distribution	163	164	504	508
Other	32	23	83	73
Total operation, maintenance and administration costs	325	296	985	948

Income before financing charges, equity income (loss) and income tax expense
Transmission	447	431	1,221	1,152
Distribution	232	232	727	696
Other	(18)	(12)	(45)	(46)
Total income before financing charges, equity income (loss) and income tax expense	661	651	1,903	1,802

Capital investments
Transmission	577	519	1,455	1,468
Distribution	502	257	1,145	949
Other	5	3	11	10
Total capital investments	1,084	779	2,611	2,427

Assets placed in-service
Transmission	246	256	870	590
Distribution	408	318	905	987
Other	4	3	11	14
Total assets placed in-service	658	577	1,786	1,591
1 Revenues, net of purchased power, is a non-GAAP financial measure. Non-GAAP financial measures do not have a standardized meaning under U.S. GAAP used to prepare the Company’s financial statements and might not be comparable to similar measures presented by other entities. See the section “Non-GAAP Financial Measures”.
This press release should be read in conjunction with the Company’s third quarter 2026 unaudited condensed interim financial statements and management’s discussion and analysis (MD&A). These financial statements and MD&A together with additional information about Hydro One, including the audited consolidated financial statements and MD&A for the year ended December 31, 2025 can be accessed at www.HydroOne.com/Investors and www.sedarplus.com.
Quarterly Investment Community Teleconference
The Company’s third quarter 2026 results teleconference with the investment community will be held on November 10, 2026 at 8 a.m. ET, a webcast of which will be available at www.HydroOne.com/Investors. Members of the financial community wishing to ask questions during the call should go to this link (https://register-conf.media-server.com/register/BI02c9c3363ce748578c0bffad1f25c25d) prior to the scheduled start time to access Hydro One’s third quarter 2026 results call. Media and other interested parties are welcome to participate on a listen-only basis. A webcast of the teleconference will be available at the same link following the call. Additionally, investors should note that, from time to time Hydro One management presents at brokerage sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made

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available on Hydro One’s website at www.HydroOne.com/Investors and are posted generally at least two days before the conference.
Hydro One Limited (TSX: H)
Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with 1.5 million valued customers, $39.7 billion in assets as at December 31, 2025, and annual revenues in 2025 of $9 billion.
Our team of 9,600 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2025, Hydro One invested $3.4 billion in its transmission and distribution networks, and supported the economy through buying $3.0 billion of goods and services.
We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives.
Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com, www.sedarplus.com or www.sec.gov.
For More Information
For more information about everything Hydro One, please visit www.HydroOne.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company's governance practices, corporate social responsibility, customer solutions, and further information about its business.
Non-GAAP Financial Measures
Hydro One uses a number of financial measures to assess its performance. The Company presents revenues, net of purchased power to reflect revenues net of the cost of purchased power, which is a non-GAAP financial measure. Since these specified financial measures and financial ratios may not have a standardized meaning within U.S. GAAP, results may not be comparable to similar financial measures and financial ratios presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under U.S. GAAP.
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because it excludes the cost of power that is fully recovered through revenues and therefore net income neutral.

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The following table provides a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2026	2025	2026	2025
Revenues	2,491	2,299	7,441	6,773
Less: Purchased power	1,204	1,080	3,699	3,199
Revenues, net of purchased power	1,287	1,219	3,742	3,574

	Three months ended September 30		Nine months ended September 30
(millions of dollars)	2026	2025	2026	2025
Distribution revenues	1,742	1,605	5,331	4,800
Less: Purchased power	1,204	1,080	3,699	3,199
Distribution revenues, net of purchased power	538	525	1,632	1,601
Forward-Looking Statements and Information
This press release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking information”). Statements containing forward-looking information are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws. Such information includes, but is not limited to, statements related to: the Company’s strategic goals, delivering long-term value for customers, communities and stakeholders; the Company’s plans to invest in reliability and performance of Ontario’s electricity transmission and distribution systems and networks, including addressing aging power infrastructure, facilitating connectivity to new load customers and generation sources, and improving service to customers; the 2028-2032 Joint Rate Application, including the proposed amount of the investment plan, inclusive of OM&A, for its transmission and distribution systems and future capital investment disclosures for the period; expectations regarding community, sustainability and diversity commitments; the Company's ongoing and planned projects (including construction of transmission stations and lines) and expected capital investments and plans, including anticipated outcomes, impacts, and in-service and completion dates; and payment of dividends. Words such as “expect,” “anticipate,” “intend,” “attempt,” “may,” “plan,” “will,” “can,” “believe,” “seek,” “estimate,” and variations of such words and similar expressions are intended to identify such forward-looking information. In particular, the forward-looking information contained in this press release is based on a variety of factors and assumptions including, but not limited to: no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; the continued use and availability of U.S. GAAP; no unfavourable changes in environmental regulation; a stable regulatory environment; no significant changes to Hydro One’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business.
We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, and many of these factors are beyond our control and current expectation or knowledge. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the

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results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.
For further information, please contact:
Investors:
Wassem Khalil
Director, Investor Relations
investor.relations@hydroone.com
416-345-5943
Media:
Katrina Kim
Director, Communications
media.relations@hydroone.com
416-345-6868

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